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                      SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C.  20549


                                 SCHEDULE 13D


                  UNDER THE SECURITIES EXCHANGE ACT OF 1934

                            (AMENDMENT NO._____)*


UROHEALTH SYSTEMS, INC.
- --------------------------------------------------------------------------------
                               (Name of Issuer)


Common Stock
- --------------------------------------------------------------------------------
                        (Title of Class of Securities)

                                 917272 30 4
                       --------------------------------
                                (CUSIP Number)


Richard R. Newhauser
Fisher Island Club  One Fisher Island Fisher Island, Florida  33109
(305) 535-6000 Ext.  5637
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                (Name, Address and Telephone Number of Person
              Authorized to Receive Notices and Communications)


                               August 14, 1996
                       --------------------------------
                     (Date of Event which Requires Filing
                              of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1 (b)(3) or (4), check the following box / /.

Check the following box if a fee is being paid with the statement /x/. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filed out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                       (Continued on following page(s))
                              Page 1 of 6 Pages
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CUSIP NO. 917272 30 4                 13D                     PAGE 2 OF 6 PAGES
          --------------                                          --    --

1.  NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        Richard R. Newhauser

- -------------------------------------------------------------------------------

2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                (a) / /
                                                                (b) / /
- -------------------------------------------------------------------------------

3.  SEC USE ONLY

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4.  SOURCE OF FUNDS*

        PF
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5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
    2(d) OR 2(e)    / /

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6.  CITIZENSHIP OR PLACE OF ORGANIZATION

        United States
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                7.  SOLE VOTING POWER
                        2,081,916
  NUMBER OF
                ----------------------------------------------------------------
    SHARES
                8.  SHARED VOTING POWER
 BENEFICIALLY           0

   OWNED BY     ----------------------------------------------------------------

     EACH       9.  SOLE DISPOSITIVE POWER
                        1,936,183
  REPORTING
                ----------------------------------------------------------------
    PERSON
                10. SHARED DISPOSITIVE POWER
     WITH               145,733

- --------------------------------------------------------------------------------

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        2,081,916

- -------------------------------------------------------------------------------

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                    / /

- -------------------------------------------------------------------------------

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        12.7%

- -------------------------------------------------------------------------------

14.  TYPE OF REPORTING PERSON*
        IN

- -------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

- -------------------------------------------------------------------------------

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                                                               Page 3 of 6 Pages

ITEM 1.  SECURITY AND ISSUER

     This Schedule 13D relates to the shares of Common Stock, $.001 par value per share (the "Shares"), of UroHealth Systems, Inc., a Delaware corporation ("UroHealth"), whose principal executive offices are located at 5 Civic Plaza, Suite 100, Newport Beach, California 92660.

ITEM 2.  IDENTITY AND BACKGROUND.

      (a)  This statement on Schedule 13D is filed by Richard R.
           Newhauser (the "Reporting Person").


      (b)  The address for the Reporting Person is: c/o Richard R. Newhauser
                                                    Fisher Island Club
                                                    One Fisher Island
                                                    Fisher Island, Florida
                                                    33109

      (c)  Richard R. Newhauser is the Executive Vice President of
           UroHealth, whose principal executive offices are located at 5 Civic Plaza, Suite 100, Newport Beach, California 92660.

      (d) The Reporting Person has not been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) during the last five years.

      (e) During the last five years, the Reporting Person has not been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction which as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

      (f)  The Reporting Person is a citizen of the United States.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATIONS.

     The Shares covered by this Schedule 13D were acquired by the Reporting Person in exchange for all of the issued and outstanding shares of common stock of Richard-Allan Medical Industries, Inc. ("RA") pursuant to the terms of the Agreement and Plan of Merger, dated as of July 5, 1996 (the "Merger Agreement"), among UroHealth, UroHealth, Inc. (California), a California corporation and wholly-owned subsidiary of UroHealth ("Uro Sub"), and RA. Pursuant to the Merger Agreement, RA was merged with and into Uro Sub (the "Merger") and each share of common stock of RA was converted into shares of common stock of UroHealth pursuant to the terms of the Merger Agreement. The Merger Agreement is filed as
Exhibit 2 to this Schedule 13D.


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                                                               Page 4 of 6 Pages

ITEM 4.  PURPOSE OF TRANSACTION.

     The Reporting Person has acquired the Shares described in this Schedule 13D in order to effect the Merger pursuant to the terms of the Merger Agreement as described above.

     Pursuant to the terms of the Merger Agreement, following effectiveness of the Merger, UroHealth shall nominate and exercise its best efforts to cause the election of the Reporting Person to UroHealth's Board of Directors.

     The Reporting Person does not intend to make a tender offer or propose a merger, reorganization, liquidation or similar transaction involving UroHealth; or, except as described above, to make any change in the Board of Directors, management, business, corporate structure, capitalization, dividend policy, Certificate of Incorporation, Bylaws or listing or registration of securities of UroHealth; or to take any action which would impede the acquisition of control of UroHealth by any person; or to take any action similar to any of those set forth above.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

      (a) Richard R. Newhauser beneficially owns 2,081,916 Shares, equal to approximately 12.7% of the outstanding Shares.

      (b) The Reporting Person has the sole power to vote or to direct the vote and sole power to dispose or to direct the disposition of 1,936,183 of the Shares owned by him. 145,733 of the total 2,081,916 Shares which are beneficially owned by the Reporting Person are subject to an Escrow Agreement (the "Escrow Agreement") dated August 14, 1996, among UroHealth, Uro Sub, the Reporting Person, and American Stock Transfer and Trust Company (the "Escrow Agent"). Pursuant to the Escrow Agreement, the Reporting Person has the right to vote all of the escrowed shares. The Reporting Person does not have the power to dispose of the escrowed shares. The disposition of the escrowed shares is determined solely in accordance with the terms of the Escrow Agreement, a copy of which is filed herewith as Exhibit 10 to this Schedule 13D.

      (c) The Reporting Person received the Shares in connection with the consummation of the Merger, as described above, on July 5, 1996.

           Except as described above, to the best of his knowledge, the Reporting Person does not own or have any right to acquire, direct or indirectly, any Shares, or has not effected any transactions in the Shares in the last 60 days.



      (d)  Dividends, if any, which are paid on 41,638 of the 145,733
           Shares held in escrow pursuant to the Escrow Agreement described in
           Item 5(b) above, are to remain in the escrow fund for possible distribution as a retention bonus to 11 individuals



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                                                               Page 5 of 6 Pages


            identified in Exhibit 7.13 of the Merger Agreement. Except as otherwise described in the previous sentence and Item 6 hereof, no person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the Shares owned by the Reporting Person.

       (e)  Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE LESSER.

     Pursuant to the Merger Agreement, as amended, and the Escrow Agreement, 104,095 of the Shares are to be placed into an escrow fund to be used to indemnify UroHealth and related parties against claims, damages, losses, costs, expenses, liabilities, and reasonable legal fees and expenses incurred which are caused by or arise out of any untruth, inaccuracy, error, or breach of any representation or warranty of RA in the Merger Agreement. As a result, these Shares may be transferred to UroHealth.

     Similarly, the Merger Agreement and the Escrow Agreement provide for the establishment of a bonus retention fund as a subaccount of the escrow fund to be comprised, in part, of 41,638 shares of UroHealth common stock. Subject to certain conditions, the shares in the bonus retention fund are to be distributed to each of eleven individuals named on Exhibit 7.13 of the Merger Agreement who is employed by the surviving corporation on the date twelve months after the effective time of the Merger or who is terminated without cause, as determined in the sole discretion of the Reporting Person.

     In addition, in connection with his possible classification as an affiliate of RA within the meaning of the Securities Act of 1933, as amended, the Reporting Person has signed an agreement with UroHealth placing certain restrictions on the transfer of the Shares owned by him. In addition, the Reporting Person has certain registration rights with respect to the Shares acquired by him in the Merger.

     Except as described above or otherwise disclosed herein, the Reporting Person is not a party to any contract, arrangement, understanding or relationship (legal or otherwise) with respect to any securities of UroHealth.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

      Exhibit 2. Agreement and Plan of Merger dated as of July 5, 1996, among UroHealth, Uro Sub and RA and amendment thereto dated August 12, 1996.

      Exhibit 10. Escrow Agreement dated August 14, 1996 among UroHealth, Uro Sub, the Reporting Person, and American Stock Transfer and Trust Company.





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                                                               Page 6 of 6 Pages


                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  August 28, 1996



                                                   /s/  Richard R. Newhauser
                                                   ----------------------------
                                                   Richard R. Newhauser